Division of Corporation Finance
Mail Stop 3561

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-0404

October 20, 2009

Attention:	Andrew Mew
Accounting Branch Chief
Division of Corporation Finance

Re:	Overstock.com, Inc.
SEC Comment Letter dated October 1, 2009
Form 10-K Amendment No. 1 for the fiscal year ended December 31, 2008; Filed March 5, 2009
Forms 10-Q for the fiscal quarters ended June 30, 2009; Filed July 31, 2009

File No. 0-49799

Dear Mr. Mew:

We write in response to your letter dated October 1, 2009 regarding the above-referenced filings.  This letter supplements our letter to you dated October 16, 2009, and responds to your comment No. 7 in your October 1, 2009 letter.

Commentary — Gross Profit and Gross Profit Percentage, page 57

7.                                      We read your disclosure, “In addition, during Q4 2008, we reduced Cost of Goods Sold by $1.8 million for billing recoveries from partners who were under billed earlier in the year for certain fees and charges that they were contractually obligated to pay. When the under billing was originally discovered, we determined that the recovery of such amounts was not assured, and that consequently the potential recoveries constituted a gain contingency.  Accordingly, we determined that the appropriate accounting treatment for the potential recoveries was to record their benefit only when such amounts became realizable (i.e., an agreement had been reached with the partner and the partner had the wherewithal to pay). We are currently reviewing our policies and procedures surrounding partner supplier cost updates and partner billing processes to ensure that the amounts contractually negotiated are billed in a complete and timely manner. We may have further billing recoveries from our partners in the future that we will seek to recover.” Please address the following:

Confidential Treatment Requested

By Overstock.com, Inc.

Identifying number OSTK

Before addressing each of the comments individually, we thought it helpful to detail the background facts related to the fulfillment partner under billing as follows:

At the beginning of 2008, we engaged an external process improvement consulting firm to assist us in identifying operational improvements related to our warehouse operations and our returns process.

In late June 2008, we provided the returns data for one of our larger fulfillment partners to the consulting firm.  The consulting firm was working directly with both our fulfillment partner and a Company employee in doing some analysis regarding the historical data. The fulfillment partner provided us with a record of the returns of merchandise originally sold and returned through Overstock.com which did not match the operational data that we had internally generated and provided to the consultants.  We assumed that the fulfillment partner data came from the billing statements we provided to them as fulfillment partner billing transactions are created systematically through an automated process.  We compared our operational data to the billing statements for this fulfillment partner and discovered that we were not billing them for a portion of return costs related to Overstock.com’s cost and handling of their returned products.  We assumed, then, that the under billing related to this partner was also likely potentially occurring with other fulfillment partners as well and upon further review, verified that this was the case.

We spent the next few months (July-October of 2008) reviewing our entire partner billing process to determine what had changed in our system to cause the under billing issues. During that process, we identified the cause of the under billing issue, as well as some smaller over billing issues, leaving a net under billing to our partners. We then determined the time period that this related to, and quantified the amount of the under billing by partner. By the end of October we had remediated the issues in our system, and we had determined that these operational issues occurred from January 2007 until our final correction and remediation in October 2008. The total net under billing was [Note 1] and related to 1,198 partners.  Pursuant to your request and Rule 12b-4 under the Exchange Act, we are providing to you supplementally a schedule of the affected partners and net under billing amounts, which we request that you return to us upon the conclusion of your review.

During the first two weeks of November, we began to contact partners to notify them of the under billing issue and to begin our negotiations with each one regarding the possibility of recovering certain of the under billing amounts. We provided to each partner a detail of the net under billing transactions so that they could review and respond to us regarding any questions or concerns.  In our original correspondence, we offered to forgive all 2007 under billing amounts if they would negotiate with us for the under billing amounts related to 2008. We also offered to deduct these amounts from our remittances to partners from our future sales of their products on our website. For the few larger fulfillment partners with net under billings greater than $20,000 during 2008, we set up conference calls with our SVP of Finance and SVP of Merchandising to contact each fulfillment partner directly to discuss the issues, answer any questions and negotiate

Confidential Treatment Requested

By Overstock.com, Inc.

Identifying number OSTK

recovery of the under billings.  For the many smaller fulfillment partners, our partner account managers and our merchandising employees who work closely with these partners on a day-to-day basis also contacted them to discuss questions and concerns.  Many partners also called their respective partner account manager directly once they received our notice.  We then gave them some time to review the supporting documentation that we had provided and to respond to us to discuss the final resolution of this matter.

The negotiations with our 1,198 fulfillment partners took substantial time and effort [Note 2].  In each case we were balancing our desire to recover the under billings with our desire to maintain the relationship with our fulfillment partners.

During Q4 2008, we were able to reach a tentative or general understanding with most of our partners on an amount of under billings that we would be able to recover and the time line to deduct these amounts from our future sales of their products on our website. [Note 3].  We ultimately recovered $1.8 million in Q4 2008, $460,000 in Q1 2009, $80,000 in Q2 2009, $40,000 in Q3 2009, and estimate an additional $34,000 in Q4 2009, at which time the majority of previous under billings will have been recovered or written off.

Following are specific answers to your questions:

•                  Summarize for us when and how the under billing issue was originally discovered and what financial periods were affected by this issue. Please be detailed in your response.

See the background section detailed above.

The period affected by the under billing occurred was between January 2007 until our final resolution of the system issues in October 2008.

•                  Please explain to us the nature of the fees and charges your partners were contractually obligated to pay. Tell us if such amounts were related to reimbursements due from your fulfillment partners made in connection with the refund and credit errors.

The nature of the fees and charges our partners were contractually obligated to pay were: 1) return processing fees for returned product processed at our warehouse; 2) reimbursement of return-related shipping costs; and 3) product costs, in the case that product was determined to be defective or damaged when the customer received it, and as a result, the product was returned to the fulfillment partner.  The fees that we had over billed were primarily related to reimbursement of shipping costs that we had improperly billed to them based on the terms of our agreement. Note that the net under billings were not directly related to the refund and credit errors.

Confidential Treatment Requested

By Overstock.com, Inc.

Identifying number OSTK

•                  Citing for us the relevant GAAP literature, explain to us why this under billing error was not previously corrected in your restated December 31, 2007 Form 10-K, and your March 31, 2008, and June 30, 2008 Forms 10-Q.

When determining the appropriate accounting treatment for the potential under billing recoveries, we first considered the basic definition of an asset as contained in the Statement of Financial Accounting Concepts No. 6, Elements of Financial Statements.  Paragraph 25 of that statement defines assets as “probable future economic benefits obtained or controlled by a particular entity as a result of past transactions or events.”

At the time the under billing situation was identified and quantified, we determined that the future economic benefit associated with the issue (i.e., the recovery of cash from our fulfillment partners) was not controlled by Overstock.com as such benefit was dependent upon 1) reaching an agreement with our billing partners based upon a new negotiation for the recovery of under billings, and 2) the future sale of partner products on our website.  Our billing partners were under no obligation to either enter into these negotiations or to offer products for sale on our website in the future.  We believe that most of our fulfillment partners are distributors operating under thin gross margins without significant amounts of cash in reserve to be able to pay for amounts that are not billed in the ordinary course of business.  As such, we believe that there was little likelihood of being able to recover the under billing amounts under the original contractual terms of our partner arrangements.

We also determined that the future economic benefit associated with the under billing issue was not solely a result of past transactions or events as specified in Concepts Statement No. 6.  Although there is not a significant amount of authoritative guidance in this area, we drew an analogy to two other areas of accounting.  In the area of revenue recognition, gains or benefits related to sales transactions can only be recognized when persuasive evidence of an arrangement exists.  As previously stated, we believe that our partners assumed that the amounts due to Overstock.com were based upon the amounts shown in the partner billing statements, irrespective of the contractual terms entered into by the parties.  We believe that at the time the under billings were discovered, an arrangement with the partners did not exist that would result in future economic benefit to the Company beyond the amounts originally billed.

We also considered authoritative guidance in the areas of sale/leaseback transactions and disposition of assets.  In these areas, significant future participation by the seller related to the transaction in question mandate that the economic benefits associated with such transactions be deferred until such time as the future participation has been satisfied.  We considered the fact that, even after coming to an agreement with our partners for the reimbursement of certain of the under billing amounts, the partner was under no obligation to continue to list its products for sale on our website.  Conversely, Overstock.com had significant

Confidential Treatment Requested

By Overstock.com, Inc.

Identifying number OSTK

participation in the transactions and events that could potentially give rise to the recoveries based on its obligation to list and sell the partners’ products on our website (with all correspondent processes related to our partner business).

As specific evidence of the fact that the future economic benefits associated with the under billing issue were not in the control of the Company, we note that we were only able to negotiate with our partners to potentially receive $2.4 million of the total [Note 4] of under billings.  We also note that such recoveries were only achieved after the two events which occurred in the fourth quarter of 2008 and subsequent to that date, namely the negotiation of a settlement amount with our partners and the sale of partner merchandise on our website.  Based upon these factors, we determined that it was inappropriate to record the benefits associated with the recoveries in our financial statements as of and for the periods ended December 31, 2007, March 31, 2008 and June 30, 2008.

•                  Explain to us how many fulfillment partners were under billed and the amount of under billing per fulfillment partner. In this regard, please provide to us a list of the under billed fulfillment partners. Please ensure the list contains the names of the fulfillment partners and the amount of original under billing per partner. In your response, tell us the total amount and timing of collections to date, by fiscal quarter, from your fulfillment partners subsequent to the discovery of this issue.

At the end of October 2008, we had determined that these under billed amounts occurred between January 2007 until October 2008, and the total net under billing was [Note 5], which related to 1,198 partners.  Pursuant to your request and Rule 12b-4 under the Exchange Act, we are providing to you supplementally a schedule of the affected partners and net under billing amounts, which we request that you return to us upon the conclusion of your review.  The total amount and timing of collections to date, by fiscal quarter, from our fulfillment partners subsequent to the discovery of this issue is set forth in the last paragraph of the background facts described above.

•                  Please tell us the relevant GAAP literature supporting such under billing recoveries as a gain contingency. Further, please explain why such recoveries were not previously considered realizable and accrued with a provision for amounts estimated to be uncollectible.

Please see our response to the third bullet point of this comment.

After we determined that the potential recovery of the under billing amounts did not qualify as an asset, we considered the significant uncertainty around the amounts involved and their ultimate resolution, and determined that this was a contingency that needed to be reviewed under Statement of Financial Accounting Standards No. 5, Accounting for Contingencies (“SFAS No. 5”) or ASC 450-30-25.  SFAS No. 5 or ASC 450-30-25 defines a contingency as “an existing condition,

Confidential Treatment Requested

By Overstock.com, Inc.

Identifying number OSTK

situation, or set of circumstances involving uncertainty as to possible gain or loss to an enterprise that will ultimately be resolved when one or more future events occur or fail to occur.” We believe that this definition of contingency accurately depicts the circumstances that existed around this issue.

FASB Concepts Statement No. 5, Recognition and Measurement in Financial Statements of a Business Enterprise provides further guidance for the recognition of gains by specifying that the recognition of a gain involves the consideration of whether or not an asset is 1) realized or realizable and 2) earned.  As previously stated, we do not believe that the future economic benefits related to the potential recovery of under billed amounts constituted an asset until the recovery amounts had been negotiated with the partners and Overstock.com had taken the actions necessary to make such assets realizable (i.e., sold the partners’ future products on our website).  We believe that even after the recovery amounts had been negotiated with the partners, the future economic benefits related to the recoveries did not constitute an asset or a gain to the Company as the amounts had not been earned (as they were dependent on future sales) and were not realizable (as they were not readily convertible to cash or claims to cash).

The circumstances as to the uncertainty of the ultimate settlement payments were as follows:

1.  We had negotiated with partners that the under billing would be taken out of our future sales of their product on our website.  As our negotiated agreements with the fulfillment partners are terminable, our partners can remove their products at any time which would curtail any amounts that may be recovered from future sales of their product on our website. As such, resolution involving an uncertainty was dependent upon the future event related to our ability to sell the fulfillment partner’s product in future periods on our website and recovering any unbilled amount by offsetting the respective fulfillment partner accounts.  Therefore, collections were contingent upon our future sales of their products.

2.  The retail market in Q4 2008 was deteriorating (we had gone from generating revenue growth of 23% over the first nine months of 2008, to revenue shrinking 13% in early Q4), and many companies within the retail supply chain were filing for bankruptcy. Our fulfillment partners are primarily private companies or small businesses for which we do not have sufficient financial information to verify their financial strength and ability to pay us. The overall economic environment and in particular the dismal retail market added to the uncertainty of both the financial strength of the fulfillment partner and also of the amount of future sales of the fulfillment partner’s product that would be made on our website.

3.  Although according to our fulfillment partner agreement we have the right to offset, in most cases the amounts under billed were greater than amounts currently available to offset. Additionally, we were concerned about maintaining our relationships with partners, and therefore both the amount to be collected and the

Confidential Treatment Requested

By Overstock.com, Inc.

Identifying number OSTK

timing of collection of the fees was part of the negotiation process.  Many of our partners are middle men in the supply chain, not manufacturers, operating in a low margin business.  Small amounts can be material to their business. [Note 6].

[Note 7]

As a result of these factors, we determined that the appropriate accounting treatment was to record the under billings as they were recovered, assuring the overall accuracy of the gain recognition. We then disclosed these amounts in our earnings call and financial statements as non-recurring items as they were recovered, so that the amounts were transparent to the financial statement users in determining the impact of these non-recurring items on our results.

•                  Also, tell us why your September 30, 2008 Form 10-Q did not disclose a gain contingency. Refer to paragraph 17.b of SFAS No. 5.

At the time we filed our September 30, 2008 Quarterly Report on Form 10-Q, we had just completed our analysis of the under billing problem and had not yet commenced substantive discussions with our partners with respect to our potential recoveries of the under billed amounts.  We believe that it would have been inappropriate to disclose a gain contingency.  SFAS No. 5, paragraph 17(b) or ASC 450-30-50 states that, “adequate disclosure shall be made of contingencies that might result in gains, but care shall be exercised to avoid misleading implications as to the likelihood of realization.”  Given the situation described above and the uncertainties of the recoveries, we determined that it would have been inappropriate under SFAS No. 5 to disclose a gain contingency at this early stage of the process.

•                  Reference is made to your Supplier Agreement you provided to the Staff in your letter to us dated December 14, 2007, see section 1.11. It appears you have the ability to offset receivables and payables due from/to your fulfillment partners. In this regard, we assume this feature would strengthen your ability to realize under billings at the point they were incurred. Accordingly, explain to us how you concluded prior recognition was not appropriate. We may have further comment.

Although the supplier agreements do provide us with a contractual right to offset, there are practical limitations on our ability to do so.  In particular, our desire to maintain good working relationships with our fulfillment partners, who are very important to our business, tempered that ability, especially in light of the then economic circumstances.

As detailed above in the prior sections of this response, regardless of our ability to offset our fulfillment partner accounts, no amounts were deemed realizable at the point the under billings were identified as we had not begun to contact each of our fulfillment partners seeking to negotiate an amount to be settled from our future sales of their products on our website.

Confidential Treatment Requested

By Overstock.com, Inc.

Identifying number OSTK

In addition, after we had negotiated with our fulfillment partners and were authorized to take the recovery out of our future sales of their product on our website, our negotiated settlement agreements with the fulfillment partners remained terminable. Thus, we ran the risk of our partners removing their products at any time which would curtail any amounts that may be recovered from future sales. And finally it was foreseeable that even once negotiated, these amounts may still have been subject to renegotiation.

•                  Reference is made to your statement, “we may have further billing recoveries from our partners in the future that we will seek to recover” Please explain in detail what you mean by this statement and quantify for us any additional recoveries you may have discovered.

Prior to filing our 2008 Annual Report on Form 10-K/A we were in the process of resolving an issue not directly related to the other under billing issues discussed previously but which had the possibility of further recoveries at that time.

In early February 2009, it was discovered and reported to us by one of our fulfillment partners reported that we had overpaid it for product costs from April 2008 up to the current date.  The partner indicated that we would need to negotiate any recovery.  In this case, we had previously negotiated a lower cost on their products, but their cost changes did not get transmitted and updated in our system.  Through our internal review, we subsequently determined that we had overpaid the partner in the amount of $787,000, which we recovered in Q1 2009 after previously negotiating the amount to be recovered from our future sales of the fulfillment partner’s product.  We performed an analysis of the issue and determined an additional $54,000 of overpayments related to 11 partners existed, of which we which we recovered $44,000 in March ($37,000) and April 2009 ($7,000) after previously negotiating the amounts to be recovered from our future sales of their products.

Although this issue regarding negotiated product costs was not directly related to the other under billing issues discussed previously, the Company determined that the underlying facts were similar as we had to approach our fulfillment partner and negotiate a settlement agreement as to the ultimate amount to be recovered and that any agreed upon amounts to be recovered would be recovered out of our future sales of their product on our website.

•                  Tell us why you have not been able to quantify all billing recoveries from your partners in a timely manner. Please also explain what effect this has had on your officers’ conclusions regarding the effectiveness of your disclosure controls and procedures as of December 31, 2008. See Item 307 of Regulation S-K. We may have further comment.

The under billing issue was operational in nature and impacted two years of partner

Confidential Treatment Requested

By Overstock.com, Inc.

Identifying number OSTK

billings related to returns of their products to us by customers.  Analyzing the issues and negotiating with each partner to determine amounts that would be potentially realizable and ultimately collecting these amounts required a substantial amount of time.  As a result, we have completely reevaluated the partner billing process and since remediated the issues identified.

As previously stated, we do not believe that our financial statements were misstated at December 31, 2008, as we had recorded the underlying transactions based on the facts and circumstances known at the time (i.e., based on the original billing amounts).  We determined that any future recoveries of the under billing amounts should be accounted for when earned and realized. Because the billing issue did not have a material impact on our consolidated financial statements or related disclosures and because the specific underlying issues had been remediated and tested by the 2008 10-K filing date, we concluded that our disclosure controls and procedures over financial reporting were effective as of December 31, 2008.

At your request, the Company acknowledges that:

1.	The Company is responsible for the adequacy and accuracy of the disclosures in the filings;

2.	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

3.	The Company may not assert the Staff’s action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If members of the Staff have any further comments or questions or require any additional information, please contact me at the above address or by telephone at 801-947-3120.

Very truly yours,
/s/ Stephen J. Chesnut
Stephen J. Chesnut
Senior Vice President, Finance
Overstock.com, Inc.

Copies:	Ms. Donna Di Silvio
By Facsimile: 202-772-9202
Senior Staff Accountant
Division of Corporation Finance

Mr. Robert Babula
By Facsimile: 202-551-3339
Staff Accountant
Division of Corporation Finance

Confidential Treatment Requested

By Overstock.com, Inc.

Identifying number OSTK

Schedule of Redacted Information

Note 1     Rule 83 confidential treatment request made by Overstock.com, Inc.; request number 1.

Note 2     Rule 83 confidential treatment request made by Overstock.com, Inc.; request number 2.

Note 3     Rule 83 confidential treatment request made by Overstock.com, Inc.; request number 3.

Note 4     Rule 83 confidential treatment request made by Overstock.com, Inc.; request number 4.

Note 5     Rule 83 confidential treatment request made by Overstock.com, Inc.; request number 5.

Note 6     Rule 83 confidential treatment request made by Overstock.com, Inc.; request number 6.

Note 7     Rule 83 confidential treatment request made by Overstock.com, Inc.; request number 7.

Confidential Treatment Requested

By Overstock.com, Inc.

Identifying number OSTK